FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.                    Reporting Issuer

     Viosolar, Inc.
     Kolokotroni 2A
     17563 Paleo Faliro
     Athens, Greece

ITEM 2.                    Date of Material Change

  July 26, 2013

ITEM 3.                    Press Releases

  Press  release  in  the  form  of  Schedule  A  attached  hereto  was  disseminated  on July 26, 2013, via Marketwire.

ITEM 4.                    Summary of Material Change

On July 26, 2013 the Comapny finalized private placement agreements to raise US$80,000 at a deemed price of $0.02 USD per share and issued a total of 4,000,000 shares to four placees, none of whom are resident in Canada (the "Placements").

The shares issued under the Placements will be subject to a hold period of four months and one day from July 26, 2013, being the date of issuance.

On July 26, 2013, Mr. Michael Soursos resigned as Secretary, Treasurer and a director of the Company.

On July 26, 2013, Mr. Rick Walchuk was appointed Secretary and Treasurer of the Company.
ITEM 5.                       Full Description of Material Change

 Refer to Press release attached hereto as Schedule “A”.

ITEM 6.                    Reliance on subsection 7.1(2) of National Instrument 51-102

                    Not applicable.

ITEM 7.                   Omitted Information

 Not applicable.

ITEM 8.                    Executive Officer

The following person may be contacted for further information:
Rick Walchuk
Chief Executive Officer and Director
Telephone:(708) 357-4891
Email: rick@viosolarinc.com

ITEM 9.                   Date of Report

This report is dated this 26th day of July, 2013.

Schedule “A”

VIOSOLAR ANNOUNCES COMPLETION OF PRIVATE PLACEMENT AND
OTHER CORPORATE MATTERS

ATHENS, GREECE (Marketwire–July 26, 2013)

Viosolar, Inc. (OTCQB:VIOSF) (the "Company") announces the following events:

Private Placement:

The Company has today closed a non-brokered private placement of 4,000,000 shares of its Class A common stock at a price of US$0.02 per share to raise a total of US$80,000.00.

The funds will be used for general working capital and to pay the initial payment on the Company’s solar property in Greece.

The shares issued under the private placement will be subject to the requisite hold periods in Canada of four months and one day from the date of issuance in Canada and are subject to the requisite hold periods in the United States in reliance upon the exemption provided for Regulation S offerings for the offshore placees and in Section 4(2) of the 1933 Act and Rule 506 of Regulation D under the 1933 Act for non-public offerings for U.S. subscribers.

Resignation of Officer and Director

Mr. Michael Soursos today tendered his resignation as Secretary, Treasurer and director of the Company effective immediately.   Mr. Soursos is moving to his own project and has advised he no longer has the time to devote to the Company.

Mr. Soursos did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Officer

Mr. Walchuk has been appointed today to fill the position of  Treasurer and Secretary of the Company until such time as a replacement can be found.

ON BEHALF OF THE BOARD
/s/Rick Walchuk
Rick Walchuk
Chief Executive Officer

Disclaimers
 Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. Forward-looking information is frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” occur. Forward-looking information in this news release includes, but is not limited to, statements regarding expectations of management regarding the expiry of hold periods attached to the securities issued in settlement of debts as described in this news release. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risk that the hold period on the shares may not expire as expected. Other than as required by law, the Company does not intend to update the forward-looking information contained in this news release.